SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 11 )1

Barra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

068313-10-5

(CUSIP Number)

February 8, 2002

Date of Event Which Requires
Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]      Rule 13d-1(b)
[   ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068313-10-5	13G	Page 2 of 10 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rudd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

England

	5.	SOLE VOTING POWER

36,000
(represents options to purchase the Issuer's Common Stock that are currently exercisable or that become exercisable within 60 days after December 31, 2002)
NUMBER OF
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		3,423,924
REPORTING PERSON		(See Item 6 on page 6 of this statement)
WITH
	7.	SOLE DISPOSITIVE POWER

36,000 (represents options to purchase the Issuer's Common Stock that are currently exercisable or that become exercisable within 60 days after December 31, 2002)

	8.	SHARED DISPOSITIVE POWER

3,423,924 (See Item 6 on page 6 of this statement)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,459,924 (See Item 6 on page 6 of this statement)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Item 6 on page 6 of this statement)

☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.44%

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 068313-10-5	13G	Page 3 of 10 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Virginia Rudd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

England

	5.	SOLE VOTING POWER

0
NUMBER OF
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		3,423,924
REPORTING PERSON		(See Item 6 on page 6 of this statement)
WITH
	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

3,423,924 (See Item 6 on page 6 of this statement)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,423,924 (See Item 6 on page 6 of this statement)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒

(See Item 6 on page 6 of this statement)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.29%

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 068313-10-5	13G	Page 4 of 10 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rudd Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5.	SOLE VOTING POWER

0
NUMBER OF
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		3,243,924
REPORTING PERSON		(See Item 6 on page 6 of this statement)
WITH
	7.	SOLE DISPOSITIVE POWER

0

	8.	SHARED DISPOSITIVE POWER

3,243,924 (See Item 6 on page 6 of this statement)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,243,924 (See Item 6 on page 6 of this statement)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒

(See Item 6 on page 6 of this statement)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.39%

12.	TYPE OF REPORTING PERSON

OO (Trust)

CUSIP No. 068313-10-5	13G	Page 5 of 10 Pages

ITEM 1(a)	NAME OF ISSUER
Barra, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2100 Milvia Street Berkeley, California 94704

ITEM 2(a)	NAME OF PERSONS FILING

A. Andrew Rudd B. Virginia Rudd C. Rudd Family Trust

This Schedule 13G is filed on behalf of Andrew Rudd, Virginia Rudd and the Rudd Family Trust (“Reporting Persons”) pursuant to Rule 13d-1(k)(1). A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1. See also Item 6 on page 6 of this Schedule 13G.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

A. 35 Valley View Road, Orinda CA 94536 B. 35 Valley View Road, Orinda CA 94536 C. 35 Valley View Road, Orinda CA 94536

ITEM 2(c)	CITIZENSHIP OR PLACE OF ORGANIZATION

A. England B. England C. California

ITEM 2(d)	TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(e)	CUSIP NUMBER

068313-10-5

CUSIP No. 068313-10-5	13G	Page 6 of 10 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4.	OWNERSHIP

The information required by this Item 4 for each Reporting Person is set forth on the respective cover page of this Schedule 13G applicable to such Reporting Person in Items 5-11 thereof and such Items are incorporated herein by reference. See also Item 6 below.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

As of December 31, 2002, the Rudd Family Trust (the “Trust”) held title to 3,243,924 shares of Common Stock of Barra, Inc. (the “Stock”). Andrew Rudd (“Dr. Rudd”) and his wife, Virginia Rudd, are the trustees of the Trust and, as such, share the voting and dispositive powers for such Stock. Such 3,243,924 shares held in the Trust represented approximately 16.39 % of the Issuer’s total issued and outstanding Stock.

As of December 31, 2002, the Rudd Family Foundation (the “Foundation”) held title to 180,000 shares of Stock. Dr. Rudd, Virginia Rudd and one of their sons are the trustees of the Foundation and, as such, share the voting and dispositive powers for such Stock. Such 180,000 shares held by the Foundation represented less than five percent of the Issuer’s total issued and outstanding Stock.

As of December 31, 2002, 40,000 shares of the Stock were held in equal parts by “Peter Rudd as custodian for [each of Dr. Rudd’s four children] under the California Uniform Transfers to Minors Act” (“CUTMA”) and 108,450 shares of the Stock were held by the CANN 1997 Trust (“CANN”). None of the Reporting Persons has sole or shared voting or dispositive power over the Stock held by the CUTMA or the CANN. Accordingly, each of the Reporting Persons disclaims beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

In addition, the shares of Stock beneficially owned by Dr. Rudd and Virginia Rudd may be subject to community property laws where applicable.

The share amounts and percentages reported as beneficially owned by the Reporting Persons in this Schedule 13G are based upon 19,797,862 shares of the

CUSIP No. 068313-10-5	13G	Page 7 of 10 Pages

Issuer’s Common Stock outstanding as of November 6, 2002, as reported on the Issuer’s 10-Q for the period ended September 30, 2002, plus, if applicable, the number of shares issuable upon exercise of options held by the Reporting Person that are currently exercisable or that will become exercisable within 60 days after the date hereof.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 068313-10-5	13G	Page 8 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003 Date

/s/ Andrew Rudd Signature

Andrew Rudd Name/Title

January 31, 2003 Date

/s/ Virginia Rudd Signature

Virginia Rudd Name/Title

January 31, 2003 Date

/s/ Andrew Rudd Signature

Andrew Rudd, Trustee of the Rudd Family Trust Name/Title

January 31, 2003 Date

/s/ Virginia Rudd Signature

Virginia Rudd, Trustee of the Rudd Family Trust Name/Title

CUSIP No. 068313-10-5	13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement